SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2006

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

        The following are the results of the Annual General Meeting of shareholders of Optibase Ltd. held on Wednesday, November 8, 2006 in Herzliya, Israel: all proposals set forth in the Company’s proxy statement dated October 5, 2006 (the “Proxy Statement”) sent in connection with the meeting were approved by the required majorities, except for Proposal No. 5, which was withdrawn prior to the meeting at the request of Mr. Tom Wyler.

        For information regarding the proposals on the agenda, see the Proxy Statement as filed by the Company on Edgar on October 5, 2006.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: November 17, 2006

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